U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

         NOTIFICATION OF LATE FILING       SEC FILE NUMBER
                                               0-19492
                  (Check One):               CUSIP NUMBER
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[x]      Form 10-K and Form 10-KSB [X] Form 20-F [ ] Form 11-K
         [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR
         For Period  Ended: December 31, 1998
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         [ ]  Transition  Report on Form 10-K
         [ ]  Transition  Report on Form 20-F
         [ ]  Transition  Report on Form 11-K
         [ ]  Transition  Report on Form 10-Q
         [ ]  Transition  Report on Form N-SAR
         For the Transition Period Ended:
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         Read Attached Instruction sheet Before Preparing Form.  Please Print or
         Type:
         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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         If the  notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information
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         Full Name of Registrant
         Former name if Applicable
                                nVIEW Corporation
         Address of Principal Executive Office (Street and Number)
                                860 Omni Blvd.
         City, State and Zip Code
                                Newport News, VA 23606

Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check if appropriate)
  x (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  x (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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Part III - Narrative
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State below in  reasonable  detail the  reasons  why Form 10-K and Form  10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. During the first quarter of 1998, the Registrant's senior management has focused on repositioning the Registrant and its product line. These efforts included the negotiation of a joint venture with Snell & Wilcox, negotiation and consummation of a loan agreement with a new bank to replace its prior banking relationship, new product development and other strategic initiatives. As a result of these endeavors, the senior management has been unable to complete the Registrant's Annual Report without unreasonable effort and expense.
                                            (Attach Extra Sheets if Needed)
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Part IV - Other Information
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         (1)      Name and telephone number of person to contact in regard to this notification.
                  Jerry W. Stubblefield                      757-873-1354
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                  (Name)                          (Area Code) (Telephone Number)
         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [x] Yes  [ ] No
         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                           [x] Yes  [ ] No
         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. Please see Exhibit A attached.
                           nVIEW Corporation


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              (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
                                            nVIEW Corporation

Date  4/1/98               By    /s/ Jerry W. Stubblefield
     -----------------           ----------------------------------------------
                                 Jerry W. Stubblefield, Chief Financial Officer

                                    EXHIBIT A


         The Registrant experienced a significant decline in sales for the year ended December 31, 1997 as compared to the year ended December 31, 1996 resulting in a net loss for 1997 of approximately $9.3 million, compared to a net loss of $805,000 for the same period of 1996.